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                                                             Exhibit (a)(1)(vii)

             FORM OF COMMUNICATION TO ELIGIBLE KPMG CONSULTING, INC. OPTIONHOLDERS TO BE DELIVERED ON OR AROUND FEBRUARY 14, 2002


To:           Eligible KPMG Consulting, Inc. Optionholders
From:         David W. Black, Executive Vice President and General Counsel
Date:         February 14, 2002
Re:           Reminder Concerning Stock Option Exchange Program

     There are less than two weeks left for you to elect to exchange your KPMG Consulting, Inc. stock options that have an exercise price of $55.50 per share.

     Please read the information provided in the attached documents and, as advised in the announcement, carefully consider your decision before accepting or rejecting the offer. If you wish to accept the offer to participate in the stock option exchange program, complete the Election Form and send it as soon as possible to the attention of Linda Chan, Stock Plan Manager, by electronic mail as indicated below, interoffice mail, facsimile (212-954-7113), or regular or overnight mail (KPMG Consulting, Inc., Attn: Option Exchange, 757 Third Avenue, 8th Floor, New York, NY, 10017). The Election Form must be received before 12:00 Midnight, Eastern Standard Time, on Friday, March 1, 2002, unless the offer is extended by KPMG Consulting, in its sole discretion. Your eligible options will not be considered tendered until your Election Form is received. We will only accept delivery of the Election Form by electronic mail, interoffice mail, facsimile or regular or overnight mail. The method of delivery is at your option and risk. You are responsible for making sure that the Election Form is delivered before the deadline. You must allow for delivery time based on the method of delivery that you choose to ensure your Election Form is received on time.

     Electronic Delivery of Election Form. If you would like to submit your Election Form via electronic mail, simply open the document attached to this e-mail labeled "Election Form," complete the form using your computer, and type your full name, as it appears on your option agreement, on the signature line. Then send the completed document as an attachment to US-optionexchange@kpmg.com.

     If you have questions about the Offer to Exchange or the Election Form, please contact Linda Chan at 212-872-4394 or send your question to US-optionexchange@kpmg.com.

     For your convenience, we have again attached to this e-mail the following documents containing details about the stock option exchange program:

     o    Offer to Exchange;

     o Election Form (can be opened, completed and returned via electronic mail or printed, completed and sent via internal mail, facsimile (212-954-7113) or regular or overnight mail);

     o Notice of Withdrawal (can be opened, completed and returned via electronic mail or printed, completed and sent via internal mail, facsimile (212-954-7113) or regular or overnight mail);

     o Form of Rights Letter (if you decide to participate in the stock option exchange program, and if KPMG Consulting accepts your tendered options, then you will receive this communication shortly after the expiration of the offer period);

     o E-mail Communication from Rand Blazer, Chairman and Chief Executive Officer, dated February 1, 2002; and

     o E-mail Communication from David W. Black, Executive Vice President and General Counsel, dated February 1, 2002